Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Oncolytics Biotech Inc. Announces Issuance of 31st U.S. Patent

     CALGARY, Jan. 13 /CNW/ - Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY)
("Oncolytics") today announced that it has been granted its 31st U.S. Patent,
No. 7,476,382, entitled "Reovirus for the Treatment of Neoplasia." The patent includes claims to pharmaceutical compositions containing reovirus.
     "This U.S. patent expands and strengthens our proprietary position for
REOLYSIN(R)," said Mary Ann Dillahunty, Vice President of Intellectual
Property for Oncolytics. "The pharmaceutical composition claims cover the formulation being used in our ongoing clinical trials."

     About Oncolytics Biotech Inc.

     Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics'
clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN(R), its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com

     This news release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.
Forward-looking statements, including among others, the Company's belief as to the importance of the issuance of this patent, the safety and efficacy of the reovirus, the Company's expectations as to the potential applications of the patented technology and other statements relating to anticipated developments in the Company's business and technologies, involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN(R) as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the
Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

     %SEDAR: 00013081E          %CIK: 0001130319

     /For further information: Oncolytics Biotech Inc.: Cathy Ward, 210, 1167
Kensington Cr NW, Calgary, Alberta, T2N 1X7, Tel: (403) 670-7377, Fax: (403)
283-0858, cathy.ward(at)oncolytics.ca; The Equicom Group: Nick Hurst, 325, 300
5th Ave SW, Calgary, Alberta, T2P 3C4, Tel: (403) 538-4845, Fax: (403)
237-6916, nhurst(at)equicomgroup.com; The Investor Relations Group: Erika Moran,
11 Stone St, 3rd Floor, New York, NY, 10004, Tel: (212) 825-3210, Fax: (212)
825-3229, emoran(at)investorrelationsgroup.com/
     (ONC. ONCY)

CO:  Oncolytics Biotech Inc.

CNW 07:30e 13-JAN-09